EX-35.3
(logo) CAPMARK


Annual Statement as to Compliance
For the Year Ended December 31, 2007


Morgan Stanley Capital I Inc.
Series 2007-HQ12


Pursuant to the Subservicing Agreement governing the referenced transaction, I hereby attest that:


i. A review of the activities of Capmark Finance Inc. as Sub-Servicer during the period, and of its performance under this Sub-Servicer Agreement, has been made under my supervision.

ii. To the best of my knowledge, based on such review, Capmark Finance Inc. as Sub-Servicer, has fulfilled in all material respects its obligations under this Sub-Servicer Agreement throughout the period.


Capmark Finance Inc.


/s/ Mark E. McCool

By: Mark E. McCool
Title: Managing Director
Date: February 20, 2008



Real Estate Finance, Investments, Services

Capmark Finance Inc.
116 Welsh Road
Horsham, Pa 19044